April 17, 2009

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Patriot Coal Corporation Registration Statement on Form S-3 File No. 333-157645 Filed March 3, 2009

Dear Mr. H. Roger Schwall:

On behalf of Patriot Coal Corporation (the “Company”), we are writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated March 30, 2009, related to the above-referenced Registration Statement (the “Registration Statement”). In response to the comments in the Staff’s letter, the Company has amended the Registration Statement and the Company is filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”) together with this response letter.

We have reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided the Company’s response immediately below each comment. Page references in the Company’s responses are to Amendment No. 1.

General

1.
You incorporate by reference your Annual Report on Form 10-K for the year ended December 31, 2008.  However, Part III of your Form 10-K incorporates by reference your proxy statement which, as of the date of this letter, has not been filed.  Please file your definitive proxy statement with the Form 10-K Part III disclosure before your registration statement is declared effective, or include the Form 10-K Part III information in your Form 10-K.  See Securities Act Forms CD&I 123.01.  See also Securities Act Rule 411, in particular Rule 411(d).

Response: The Company’s definitive proxy statement was filed on April 1, 2009.  In response to the Staff’s comment, the Company has also revised the Registration Statement on page 3, to reference such definitive proxy statement.

2.
Similarly, the generic reference to “risks described in the documents incorporated by reference” at page 5 does not meet the standards for incorporation by reference set forth in Rule 411.  Please revise accordingly, specifying precisely which portions of which documents you intend to incorporate by reference.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to eliminate generic references to information incorporated by reference and to make a specific reference to the portion of the Form 10K which relates specifically to risk factors.  Please see page 5.

Description of Warrants, page 14

Description of Purchase Contracts, page 14

Description of Units, page 15

3.
We note that warrants, purchase contracts, and units may be composed of third-party securities.  It appears that such an issuance would involve the offer and sale of a separate security that is not being registered.  Please explain how the distribution of those third-party securities will be effected in compliance with the registration requirements of the Securities Act.

Response: Every offer and sale of a security must be registered under Section 5 of the Securities Act of 1933, as amended, (the “Securities Act”) or made pursuant to an available exemption therefrom.  The offer and sale by the Company of its warrants, purchase contracts and units (the “Host Securities”) that permit or require the holders thereof to acquire one or more underlying securities (the “Underlying Securities”) issued by a third-party issuer also involves the offer and sale of the Underlying Securities.  In that case, a separate analysis must be undertaken as to whether such offer and sale of Underlying Securities must also be registered under Section 5 or whether an exemption from registration is available.  For example, if the Company is not acting as an issuer, underwriter or dealer with respect to the offer or sale of the Underlying Securities, Section 4(1) of the Securities Act would be available as a registration exemption.  Similarly, if the Company could offer or sell the Underlying Securities directly without registration pursuant to the safe harbor under Rule 144 of the Securities Act, then the offer or sale of the Underlying Securities through the Host Securities (though not the Host Securities themselves) would also be exempt from registration.  If no exemption is available for the offer or sale of the Underlying Securities, the Company would, at the time of such offer or sale, register the transaction under the Securities Act.

The Company believes it is unlikely that the Company would issue warrants, purchase contracts or units composed of third party securities. However, in such event, the Company will, as outlined above, at all times comply with the registration requirements of the Securities Act.

4.
You intend to register an offering that may consist of purchase contracts and units, the specific terms of which are intended to be described in a prospectus supplement.  Where the offered securities involve the issuance of a novel or complex security, we may have comments on the disclosure in the prospectus supplement.  In addition, the issuance of any novel or complex securities may represent a fundamental change to the information contained in the registration statement and/or a material change to the plan of distribution such that a post- effective amendment would be required.

Response: In response to the Staff’s comment, the Company acknowledges that the Staff may have comments on the disclosure in the prospectus supplement where the offered securities involve the issuance of a novel or complex security.  In addition, should the issuance of any novel or complex securities represent a fundamental change to the information contained in the registration statement and/or a material change to the plan of distribution, the Company undertakes to file a post-effective amendment to the Registration Statement.

5.
To the extent that you prefer to receive any potential staff comments prior to the time that you file a definitive prospectus supplement, you may submit the disclosure relating to the purchase contracts or units in preliminary form prior to filing in definitive form.  In that case, ensure that you submit the proposed supplement sufficiently far in advance of the intended offering date to allow for staff review.

Response: The Company acknowledges that to the extent it prefers to receive any potential Staff comments prior to the time that it files a definitive prospectus supplement, that it may submit the disclosure relating to the purchase contracts or units in preliminary form prior to filing in definitive form.  In that case, the Company will submit the proposed supplement sufficiently far in advance of the intended offering date to allow for Staff review.

Exhibit 5.1

6.
Please note that each time you do a takedown of any of these securities, you must file a “clean” opinion of counsel as an exhibit for any securities you are taking down.  Please confirm that you will file the appropriate clean opinions.

Response: The Company confirms that it will file the appropriate clean opinions each time it does a takedown of securities.

7.
Obtain and file a new opinion that makes clear that it covers each component of each security that is being offered, including any “baskets” of securities or third-party securities that are being potentially offered or sold.

Response: In response to the Staff’s comment, the Company has obtained a revised opinion which makes clear that the opinion covers each component of each of the Company’s securities that is being offered.  Please see pages 2 through 3 of Exhibit 5.1.  As noted in the Company’s response to Comment #3, the Company believes it is unlikely that the Company would issue warrants, purchase contracts or units composed of third party securities.  If the Company does issue such securities, then the Company will obtain a “clean” opinion for each component of such security at that time, including any “baskets” of securities or third-party securities that are being potentially offered and sold.

8.	Ensure that the opinion extends to the laws of the states whose laws will govern the senior debt indenture.

Response: In response to the Staff’s comment, the Company has obtained a revised opinion which covers the laws of the State of New York which is the law governing the senior debt indenture.  Please see page 3 of Exhibit 5.1.

9.
We note that in connection with the issuance of units, you may issue one or more equity securities.  Please obtain a revised opinion which states that the equity shares to be issued as part of the units will be legally issued, fully paid, and non-assessable.

Response: In response to the Staff’s comment, the Company has obtained a revised opinion which makes clear that the opinion covers equity securities included as a component of any Unit.  Please see page 2 of Exhibit 5.1.

10.
In the revised legality opinion that you file, ensure that counsel eliminates the suggestion that the opinion is “rendered solely to you.” Also ensure that the opinion does not suggest that it may not be relied upon or furnished to others, and instead makes clear that it may be relied upon by and furnished to others in connection with the proposed offering(s).

Response: In response to the Staff’s comment, the Company has obtained a revised opinion which deletes the paragraph in question.  Please see page 4 of Exhibit 5.1.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 450-4131 or my colleague Michael Segall at (212) 450-4660.

Sincerely, /s/ Sarah E. Beshar Sarah E. Beshar, Esq.

cc: Richard M. Whiting, Patriot Coal Corporation